Como Audio, Inc



ANNUAL REPORT

100 Bay State Drive

Braintree, MA 02184

0

comoaudio.com

This Annual Report is dated December 30, 2021.

BUSINESS

Como Audio, Inc. was formed originally as Como Audio, LLC in 2016 as a consumer electronics business. In 2019, the company transitioned from an LLC to a C-Corp. Como Audio is based in the Boston suburb, Braintree, Massachusetts, and was founded by Tom DeVesto.

Tom DeVesto is a leading consumer electronics Hall of Fame Legend and Visionary who has stayed true to a single-focused mission over the last 40 years, and that is to bring a new experience to the consumer electronics market – one that enhances and improves upon expectations.

Whether he is introducing the theater experience to the home audiences with Advent and Kloss Video big-screen TVs, or selling stereo systems direct to the consumer with Cambridge SoundWorks, or making high-performance radios and music systems with great design and great sound reflective of another era with Tivoli Audio, Tom DeVesto never loses sight of the goal: make a high-quality product that supports the latest technology — is simple to operate – has a distinctive design – takes up a small amount of space – and doesn't become obsolete.

Today, Como Audio designs and manufactures music systems with an emphasis on high-fidelity sound. Their models include LCD display screens and aluminum knobs so you can interact with them directly, and enjoy your music without relying on a phone or smart device. With custom wood and piano-gloss cabinets, the music systems are also built to prioritize design and actually match your decor.

The first two models - Solo and Duetto - launched on Kickstarter in the summer of 2016. The next year, the company introduced Amico, the first portable model, and Musica, a top-of-the-line model with a built-in CD player. In 2019, the company expanded the product line to include their first turntable. In 2020, the company introduced a second and lower priced turntable.

Previous Offerings

Between 2020 and 2019, we sold 108,441 shares of Series Seed Preferred stock in exchange for $2.50 per share under Regulation Crowdfunding.
In 2020 and 2021, we sold 220,122 shares of Series Seed Preferred stock in exchange for $1.25 per share under Regulation Crowdfunding.

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $81,260.00

Number of Securities Sold: 72,836

Use of proceeds: Company growth

Date: January 22, 2021

Offering exemption relied upon: Regulation CF
Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $160,961.25

Number of Securities Sold: 147,286

Use of proceeds: Company growth

Date: December 31, 2020

Offering exemption relied upon: Regulation CF

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $21,355.00

Number of Securities Sold: 8,542

Use of proceeds: Company growth

Date: April 24, 2020

Offering exemption relied upon: Regulation CF

Offering exemption relied upon: Regulation CF
Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,000,000

Use of proceeds: As of March 1, 2019 Como Audio, LLC was converted to a C Corporation.
Common Stock was issued as part of this conversion.

Date: March 01, 2019

Offering exemption relied upon: Como Audio, LLC was converted to Como Audio, Inc. effective
March 1, 2019

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $249,748.00

Number of Securities Sold: 99,899

Use of proceeds: Company growth

Date: December 31, 2019

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $1,670,358, $225,287 higher compared to fiscal year 2019 revenue of $1,445,071. The increase from sales came from our Domestic Direct Consumer business which was up 54%. Due to the COVID pandemic, our International Business was down almost 29% in the same period.

Cost of Sales

Cost of sales in 2020 was $1,076,193, an decrease of $50,018, from costs of $1,126,211 in fiscal year 2019. The lower Cost of Sales is directly related to reducing third party warehouse management fees by moving to a new facility in Braintree, MA on August 2020.

Gross Margins

2020 gross profit increased by $275,304 or 86% over 2019 gross profit and gross margins as a percentage of revenues increased from 22% in 2019 to 36% in 2020, an increase of 14%. This was again due to a increase in Domestic Direct to Consumer sales.

Expenses

The Company's expenses consist of, among other things, general and administrative, sales and marketing, and research and development expesnes. Expenses in 2020 decreased $308,952 from 2019. This decrease primarily resulted from the reduction of Warehouse related expenses in the United States and the Far East as our logistics were moved to our new facility in Braintree, Massachussetts in August 2020.

Additional Notes

The accompanying financial statements attached have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of $794,765 and $1,372,384 for the years ended December 31, 2020 and 2019, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2020 and 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No

assurance can be given that the Company will be successful in these efforts.

Historical results and cash flows:

In our view, we do not believe that historical results of the company are indicative of the future for an investor even with the current business climate and status of the economy. Our goal is to continue to search for funding to be able to support the business' growth. Until that funding is achieved we expect growth to be slow and steady with tight cash flow. We expect COVID-19 to continue to adversly effect our sales through retailers, but our direct to consumer sales remain strong.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $166,068.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Thomas DeVesto

Amount Owed: $1,552,329.00

Interest Rate: 5.0%

Maturity Date: May 11, 2025

The Company's CEO has advanced funds to the Company to satisfy cash flow needs. The amounts advanced to the Company from the CEO during the years ended December 31, 2019 and 2018 were $370,511 and $1,268,560, respectively. In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share. The amounts due from the Company to the CEO as of December 31, 2020 and 2019 were $1,552,329.

Creditor: Small Business Administration

Amount Owed: $77,600.00

Interest Rate: 3.75%

Maturity Date: May 04, 2050

Creditor: Century Bank

Amount Owed: $56,600.00

Interest Rate: 1.0%

Maturity Date: May 04, 2022

This loan is a part of a Payroll Protection Program Loan, which if the terms of the loan are complied with, will be forgiven. The PPP loan was used directly on salary and was forgiven in 2021.

Creditor: Century Bank

Amount Owed: $30,000.00

Interest Rate: 3.25%

Maturity Date: December 31, 2021

In October 2020, the Company entered into a line of credit agreement for up to $100,000. The line of credit bears interest at a floating rate defined by the lending bank (3.25% as of December 31, 2020) and is due and payable in full upon the earliest of a) default; b) demand by bank; c) December 31, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas DeVesto

Thomas DeVesto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: February 01, 2016 - Present

Responsibilities: Oversee the company while also designing and introducing new products. Mr. DeVesto currently receives no salary or equity compensation plan aside from his founders share for his role as CEO, the company plans to evaluate his compensation after the raise.

Position: President

Dates of Service: March 01, 2019 - Present

Responsibilities: Supervise, direct and control the business and affairs of Company. Mr. DeVesto currently receives no salary or equity compensation plan aside from his founders share for his role as CEO, the company plans to evaluate his compensation after the raise.

Name: Angela Hahn

Angela Hahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasuer

Dates of Service: November 01, 2018 - Present

Responsibilities: Oversee all financial aspects of the company. Ms. Hahn currently receives no salary or equity compensation plan for her role as Treasurer, the company plans to evaluate her compensation after the raise.

Name: Michael Cronin

Michael Cronin's current primary role is with Weston Presidio. Michael Cronin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & Board Member

Dates of Service: March 01, 2019 - Present

Responsibilities: Advisors to the Founder. Michael currently does not receive any salary or equity compensation for this role.

Other business experience in the past three years:

Employer: Weston Presidio

Title: Managing Partner

Dates of Service: June 01, 1991 - Present

Responsibilities: Managing Partner at Weston Presidio.

Other business experience in the past three years:

Employer: Xenon Arc

Title: Director

Dates of Service: January 01, 2016 - Present

Responsibilities: Director at Xenon Arc.

Other business experience in the past three years:

Employer: DISYS

Title: Director

Dates of Service: January 01, 2016 - Present

Responsibilities: Director at DISYS

Other business experience in the past three years:

Employer: ipCapital Group

Title: Director

Dates of Service: January 01, 1998 - Present

Responsibilities: Director at ipCapital Group

Other business experience in the past three years:

Employer: dataCon, Inc.

Title: Director

Dates of Service: April 01, 2016 - Present

Responsibilities: Director at dataCon.

Name: Robert A. Brown

Robert A. Brown's current primary role is with Bob Brown Sole Propreitorship. Robert A. Brown currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June 01, 2018 - Present

Responsibilities: Advisor to Founder. Robert currently does not receive any salary or equity compensation for this role.

Other business experience in the past three years:

Employer: HED South

Title: General Manager

Dates of Service: January 01, 2009 - Present

Responsibilities: Manages day to day tasks at HED South.

Other business experience in the past three years:

Employer: Bob Brown Sole Propreitorship

Title: Principal

Dates of Service: January 01, 2009 - Present

Responsibilities: Consults for businesses in the area of finance, export market development, Asian product sourcing, and general business development.

Name: Deborah Lilley

Deborah Lilley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Controller

Dates of Service: July 08, 2019 - Present

Responsibilities: Monthly reconciliation and preparation of financial statements. Deborah works for Como Audio as an independent contractor an average of 20 hours per week at a rate of $45.00 per hour.

Other business experience in the past three years:

Employer: Foundation Management Associates

Title: Senior Accountant

Dates of Service: May 15, 2018 - Present

Responsibilities: Assist in non-profit online accounting reconciliation, financial statement preparation using QuickBooks

Other business experience in the past three years:

Employer: Endicott College

Title: Adjunct Lecturer

Dates of Service: September 01, 2017 - Present

Responsibilities: Teaching Business Fundamentals I & II and Financial Accounting core business curriculum to Freshman Business majors • Supplemented 25+ students in class group instruction with one:one assistance during office hours • Utilized McGraw-Hill Connect digital teaching and learning environment for homework and exams and instructed students during class using Microsoft Excel to promote spreadsheet skills

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Thomas DeVesto

Amount and nature of Beneficial ownership: 7,750,000

Percent of class: 88.9

RELATED PARTY TRANSACTIONS

Name of Entity: Thomas DeVesto

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company's CEO has advanced funds to the Company to satisfy cash flow needs.

Material Terms: The amounts due from the Company to the CEO as of December 31, 2019 and 2018 were $1,552,328 and $4,192,922, respectively. In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

OUR SECURITIES

On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company authorized 10,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. 2,000,000 of the preferred stock were designated as Series Seed Preferred Stock.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Dividends are to be paid pro rata between the common stock and preferred stock on a pari passu basis. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The holders of Series Seed Preferred Stock are entitled to vote, together with common stockholders, on an as-converted basis.

As of December 31, 2020, 8,600,000 shares of common stock and 328,563 shares of Series Seed Preferred Stock were issued and outstanding.
Stock Issuances
All 1,000,000 membership interests in Como Audio, LLC were converted into 4,000,000 shares of common stock in Como Audio, Inc.

In 2019 and 2020, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering at a price per share of $2.50.
The Company issued 108,441 shares of preferred stock under this offering, providing gross proceeds of $271,102.50.
During 2019, the Company converted $850,000 of notes payable into 850,000 shares of common stock at a conversion price of $1.00 per share.
During 2019, the Company converted $3,000,000 of related party loans into 3,750,000 shares of common stock at a conversion price of $0.80 per share.
During 2020 and 2021, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering at a price per share of $1.25.
The Company issued 220,122 shares of preferred stock under this offering, providing gross proceeds of $242,221.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS (Please see next page)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any type of security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to _ in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, designing and manufacturing music systems. Our revenues are therefore dependent upon the market for consumer electronics.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development of future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Como Audio, LLC was formed on February 1st, 2016, and converted to a C corporation in March of 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Como Audio, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our music systems are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Como Audio, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Como Audio, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are an early stage company.
The Company has a limited operating history and has received limited revenues to date. If you are investing in this Company, it's because you think this is a good idea,

that the founders can execute it better than their competition, that they can price their product right and sell it to enough people such that the Company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

In connection with the Como Audio, we have been issued a US design patent, and have filed additional patent applications that have not yet been granted. There is no guarantee that we will be able to obtain patent protection for the remaining claims we have submitted, which would decrease the value of some of our products. It may also lead to unauthorized use or copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on three suppliers, including two based in the United States and one based in China, that each supplies more than 5% of the parts necessary to manufacture Como Audio music systems. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our current or future products could have a latent design flaw or manufacturing defect.

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we deliver to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We have a small management team.

We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

We will need more people to join our Company.
We will need additional employees, mostly, engineering, technology, marketing and sales personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The Company will need more money.
In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its common or preferred stock and/or other classes of equity or debt that convert into shares of common or preferred stock, any of which offerings would dilute the ownership percentage of holders of notes if the notes convert into shares of preferred stock. Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

There are several potential competitors who are better positioned than we are to take the majority of the market.
The Company competes with other companies that manufacture and sell smart music systems. These manufacturers may have more engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring products to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could be difficult for us to overcome. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Other investors may have greater rights than you.
Preferred Series Seed Stock with voting rights was sold in a previous Regulation Crowdfunding offering. Investors who purchased stock during that offering may have greater rights than investors in this round of funding.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 30, 2021.

Como Audio, Inc

By /s/ *Thomas DeVesto*

Name: Thomas DeVesto

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Como Audio, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

Como Audio, Inc.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Financial Statements as of December 31, 2020 and 2019 and for the years then ended:	
Balance Sheets	3-4
Statements of Operations	5
Statements of Changes in Members'/Stockholders' Equity/(Deficit)	6
Statements of Cash Flows	7
Notes to Financial Statements	8–17



To the Stockholders of
Como Audio, Inc.
Boston, Massachusetts

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Como Audio Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members'/stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company sustained net losses amounting to $794,765 and $1,372,384, respectively, and had negative cash flows from operating activities for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $5,120,129 and has current liabilities in excess of current assets of $764,747. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
December 3, 2021

COMO AUDIO, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020		2019	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	96,068	$	177,002
Accounts receivable		6,446		31,727
Other receivable		72,267		192,635
Inventory		876,910		1,239,539
Inventory in-transit		147,327		21,074
Prepaid expense		7,717		1,894
Deposits		9,307		-
Total Current Assets		1,216,042		1,663,871
Non-Current Assets:				
Property and equipment, net		29,394		50,744
Total Non-Current Assets		29,394		50,744
TOTAL ASSETS	$	1,245,436	$	1,714,615

COMO AUDIO, INC.
BALANCE SHEETS (CONTINUED)
As of December 31, 2020 and 2019

	2020	2019
LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 187,357	$ 198,210
Accrued expenses	20,741	71,126
Accrued interest payable, related party	49,760	-
Sales tax payable	924	5,422
Deferred revenue	30,705	7,564
Due to related party, current portion	1,552,329	1,552,329
Notes payable, current portion	86,973	-
Other liabilities	52,000	66,193
Total Current Liabilities	1,980,789	1,900,844
Long-Term Liabilities:		
Notes payable, net of current portion	77,600	-
Total Long-Term Liabilities	77,600	-
Total Liabilities	2,058,389	1,900,844
Members' Equity/(Deficit)	-	-
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 2,000,000 shares authorized, 108,441 and 99,899 shares issued and outstanding, liquidation preference of $271,103 and $249,748, each as of December 31, 2020 and 2019, respectively	11	10
Undesignated preferred stock, $0.0001 par, 3,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2020 and 2019	-	-
Common stock, $0.0001 par, 10,000,000 shares authorized, 8,759,598 and 8,600,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	876	860
Additional paid-in capital	4,306,289	4,138,265
Accumulated deficit	(5,120,129)	(4,325,364)
Stockholders' Equity/(Deficit):	(812,953)	(186,229)
TOTAL LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,245,436	$ 1,714,615

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	2020	2019
Sales, net	$ 1,670,358	$ 1,445,071
Cost of goods sold	(1,076,193)	(1,126,211)
Gross profit	594,165	318,860
Operating Expenses:		
General & administrative	509,285	654,100
Sales & marketing	817,619	906,767
Research & development	16,682	91,672
Total Operating Expenses	1,343,586	1,652,539
Loss from operations	(749,421)	(1,333,679)
Other Income/(Expense):		
Gain on loan forgiveness	5,000	-
Interest expense	(584)	(38,705)
Interest expense, related party	(49,760)	-
Total Other Income/(Expense)	(45,344)	(38,705)
Provision for income taxes	-	-
Net Loss	$ (794,765)	$ (1,372,384)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, INC.
STATEMENTS OF CHANGES IN MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

	Members' Equity/(Deficit)	Series Seed Preferred Stock Number of Shares	Amount	Undesignated Preferred Stock Number of Shares	Amount	Common Stock Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
Balance at December 31, 2018	$ (2,937,721)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Conversion to corporation	2,937,721	-	-	-	-	4,000,000	400	1,721	(2,952,980)	(2,950,859)
Conversion of notes payable	-	-	-	-	-	850,000	85	898,266	-	898,351
Conversion of loans payable	-	-	-	-	-	3,750,000	375	2,999,625	-	3,000,000
Issuance of preferred stock - Regulation CF	-	99,899	10	-	-	-	-	249,738	-	249,748
Offering costs	-	-	-	-	-	-	-	(11,085)	-	(11,085)
Net loss	-	-	-	-	-	-	-	-	(1,372,384)	(1,372,384)
Balance at December 31, 2019	-	99,899	10	-	-	8,600,000	860	4,138,265	(4,325,364)	(186,229)
Issuance of stock - Regulation CF	-	8,542	1	-	-	159,598	16	196,120	-	196,137
Offering costs	-	-	-	-	-	-	-	(28,096)	-	(28,096)
Net loss	-	-	-	-	-	-	-	-	(794,765)	(794,765)
Balance at December 31, 2020	$ -	108,441	11	-	$ -	8,759,598	876	4,306,289	(5,120,129)	$ (812,953)

COMO AUDIO, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (794,765)	$ (1,372,384)
Adjustments to reconcile net loss to net cash used in		
by operating activities:		
Depreciation	21,350	59,444
Gain on loan forgiveness	(5,000)	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	25,281	206,900
(Increase)/Decrease in other receivable	120,368	(145,328)
(Increase)/Decrease in inventory	362,629	420,498
(Increase)/Decrease in inventory in-transit	(126,253)	86,163
(Increase)/Decrease in prepaid expense	(5,823)	445
(Increase)/Decrease in other receivable	-	-
(Increase)/Decrease in deposits	(9,307)	32,002
Increase/(Decrease) in accounts payable	(10,853)	(37,504)
Increase/(Decrease) in accrued expenses	(50,385)	38,851
Increase/(Decrease) in accrued interest payable	49,760	38,705
Increase/(Decrease) in sales tax payable	(4,498)	(10,805)
Increase/(Decrease) in deferred revenue	23,141	(1,178)
Increase/(Decrease) in other liabilities	(14,193)	56,193
Net Cash Used in Operating Activities	(418,548)	(627,998)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(26,174)
Net Cash Used in Investing Activities	-	(26,174)
Cash Flows From Financing Activities		
Advance from related party	-	370,512
Proceeds from note payable, related party	-	100,000
Proceeds from notes payable	139,573	-
Proceeds from line of credit	30,000	-
Issuance of stock, net of offering costs	168,041	238,663
Net Cash Provided by Financing Activities	337,614	709,175
Net Change In Cash	(80,934)	55,003
Cash at Beginning of Period	177,002	121,999
Cash at End of Period	$ 96,068	$ 177,002
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of notes/loans payable to common stock	$ -	$ 3,898,351

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Como Audio, Inc. (the "Company"), is previously a limited liability company organized February 1, 2016 under the laws of Delaware. On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company offers high fidelity smart speaker music systems and other high-performance electronic products to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and 2019, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2020 and 2019, the Company carried receivables of $6,446 and $31,727, respectively, and no allowances against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $876,910 and $1,239,539 as of December 31, 2020 and 2019, respectively, consisted of finished goods held for sale. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statements of operations.

Inventory In-Transit

Inventory that is in production or in the shipping process is recorded on an accrual basis at invoiced costs. As of December 31, 2020 and 2019, the Company recognized $147,327 and $21,074 of such inventory, respectively.

Other Receivable

The other receivable balance presented in the balance sheet as of December 31, 2020 was comprised of $49,448 in receivables from payment processors and $22,819 in subscriptions receivable from its broker from its Regulation CF offering. The other receivable balance presented in the balance sheet as of December 31, 2019 was comprised of $54,284 in receivables from payment processors and $138,351 in receivables from its manufacturer for warranty rework.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 5-7 years for the Company's equipment. The Company also capitalizes patent, copyright, and trademark filing costs and related legal expenses when management perceives a future economic benefit. The Company depreciates such costs on a straight-line basis. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2020 and 2019, no property and equipment have been impaired.

As of December 31, 2020 and 2019, property and equipment consisted of the following:

	2020	2019
Tooling	$ 241,732	$ 241,732
Less: Accumulated depreciation	(212,338)	(190,988)
Property and equipment, net	$ 29,394	$ 50,744

Depreciation totaled $21,350 and $59,444 for the years ended December 31, 2020 and 2019, respectively.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Concentrations of Credit Risk</u>

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Revenues are generally recognized upon shipment of a sale.

Purchases made through the Company's website are given a 60-day return period. The Company determines its estimated liability for returns based on the Company's experience of the amount of returns actually made. It is reasonably possible that the Company's estimate of the accrued product returns will change in the near term. Estimated costs for product returns are recognized at the time

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

revenue is recognized. The reserve for estimated returns is recorded in 'Other liabilities' on the balance sheet and amounted to $10,000 and $24,193 as of December 31, 2020 and 2019, respectively.

Unshipped orders are recorded as deferred revenues and amounted to $30,705 and $7,564 as of December 31, 2020 and 2019, respectively.

Product Warranties

The Company sells the majority of its products to customers along with unconditional repair or replacement warranties for two full years from the date of purchase. The Company determines its estimated liability for warranty claims based on the Company's experience of the amount of claims actually made. It is reasonably possible that the Company's estimate of the accrued product warranty claims will change in the near term. Estimated costs for product warranties are recognized at the time revenue is recognized. The Company accounts for the return of inventory replaced under warranty at historical cost, after the item has been repaired and recertified by their manufacturer.

The Company's product warranty liability is recorded in 'Other liabilities' on the balance sheet. The following is a reconciliation of the changes in the Company's aggregate product warranty liability for the years ended December 31, 2020 and 2019:

	2020	2019
Balance at beginning of year	$ 42,000	$ -
Current period accruals	89,524	77,077
Accrual adjustments to reflect actual experience	-	42,000
Charges incurred	(89,524)	(77,077)
Balance at end of year	$ 42,000	$ 42,000

Costs of Goods Sold and Sales Expense

Costs of goods sold includes product costs, freight-in, duties, and depreciation on tooling/equipment.

Shipping costs of $85,451 and $90,702 for the years ended December 31, 2020 and 2019, respectively, are recorded to sales expense in the statement of operations.

The Company's policy is to expense any platform and merchant fees to sales expense in the statement of operations, which totaled $136,403 and $75,029 for the years ended December 31, 2020 and 2019, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $16,682 and $91,672 for the years ended December 31, 2020 and 2019, respectively.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency*

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of members'/stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

From its inception until March 1, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period.

For the period after the March 1, 2019 conversion, the Company was taxed as a corporation. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,705,996 and $983,861 as of December 31, 2020 and 2019, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 28.5% and has used this rate to derive net deferred tax assets of $452,676 and $292,071 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforwards and other GAAP-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2020 and 2019. The Company's effective tax rate was 0% for 2020 and 2019.

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

The Company files U.S. federal and state income tax returns. The 2020 tax return have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $794,765 and $1,372,384 for the years ended December 31, 2020 and 2019, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2020 and 2019, has a working capital deficiency of $764,747 as of December 31, 2020, and has an accumulated deficit of $5,120,129 as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

Government and Government-backed Loans:

During 2020, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") for $77,600. The loan is secured by substantially all assets of the Company. This note bears interest at 3.75% per annum, and has required monthly principal and interest payments of $379 that begin May 2021 and continue through the maturity of the loan agreement in May 2050. Subsequent to year end, this loan was increased to $200,000 with required monthly principal and interest payments of $990. The outstanding loan balance was $77,600 as of December 31, 2020, with future minimum principal payments as follows:

December 31,	Principal
2021	$ -
2022	-
2023	1,482
2024	1,675
2025	1,748
Thereafter	72,695
	$ 77,600

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

In May 2020, the Company received loan proceeds in the amount of $56,973 under the Paycheck Protection Program ("PPP"). The loan bears interest at a rate of 1% per annum. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The Company filed for and was granted full forgiveness of this loan in 2021 and will recognize the loan to other income in 2021. The loan is classified as a current liability of $56,973 as of December 31, 2020.

During 2020, the Company received a Covid Economic Injury Disaster Loan for $5,000, which was fully forgiven in 2020 and recognized as other income in the statement of operations.

Line of Credit

In October 2020, the Company entered into a line of credit agreement with a bank for up to $100,000. The line of credit bears interest at a floating rate defined by the lending bank (3.25% as of December 31, 2020) and is due and payable in full upon the earliest of: a) default; b) demand by the bank; c) December 31, 2021. The line of credit is secured by security interest in certain of the Company's assets, including a cash account held by the Company.

During 2020, the Company drew $30,000 on this line of credit. The balance outstanding as of December 31, 2020 was $30,000.

Notes Payable

On September 15, 2017, the Company issued a promissory note to an outside investor for $250,000. The note bears interest at 5% per annum. The note was payable in full on December 31, 2019, its maturity date. Commencing in January 2018 and continuing on the first day of each calendar quarter thereafter, the Company was to pay the lender accrued interest.

On April 1, 2018, June 18, 2018, and September 18, 2018, the Company issued additional promissory notes with the same outside investor discussed for $250,000, $150,000, and $100,000, respectively. The notes bear interest at 5% per annum. The notes are all payable in full on December 31, 2019, the maturity date.

In 2019, an additional $100,000 promissory note was issued under the same terms.

In the event of an equity-type financing from non-affiliated third-party investor(s) that exceeds $1 million in cash, the notes' principal and accrued interest will convert into such financing with similar terms and conditions. If there was no equity offering before the maturity date, the borrower could elect to convert the notes and accrued interest into equity interests based on the proportion of member's cumulative cash investment multiplied by 1.5. The investor agreed to defer the maturity of all the notes until March 31, 2020 and effective October 1, 2018, the lender agreed to defer interest payments until maturity.

In 2019, the note holder agreed to convert the total outstanding principal amount and all accrued interest on these notes of $898,351 into 850,000 shares of common stock at a $1.06 per share conversion price.

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

The outstanding balance of these notes as of December 31, 2020 and 2019 was $0. Interest expense on these loans totaled $0 and $38,705 for the years ended December 31, 2020 and 2019, respectively. Interest paid on this loan totaled $0 for the years ended December 31, 2020 and 2019. Accrued and unpaid interest was $0 as of December 31, 2020 and 2019.

NOTE 5: MEMBERS'/STOCKHOLDERS' EQUITY/(DEFICIT)

Limited Liability Company

The Company was 100% owned by its managing member as of December 31, 2018, denominated as 1,000,000 membership units.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Conversion to Corporation

On March 1, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Como Audio, LLC to Como Audio, Inc. The Company authorized 10,000,000 shares of $0.0001 par value common stock and 5,000,000 shares of $0.0001 par value preferred stock. 2,000,000 of the preferred stock were designated as Series Seed Preferred Stock. Dividends are to be paid pro rata between the common stock and preferred stock on a pari passu basis. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The holders of Series Seed Preferred Stock are entitled to vote, together with common stockholders, on an as-converted basis. The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($2.50 per share), providing a total liquidation preference of $271,103 and $249,748 as of December 31, 2020 and 2019, respectively.

As of December 31, 2020, 8,759,598 shares of common stock and 108,441 shares of Series Seed Preferred Stock were issued and outstanding.

As of December 31, 2019, 8,600,000 shares of common stock and 99,899 shares of Series Seed Preferred Stock were issued and outstanding.

Stock Issuances

During 2019, all 1,000,000 membership interests in Como Audio, LLC were converted into 4,000,000 shares of common stock in Como Audio, Inc.

During 2019, the Company converted $898,351 of notes payable and related accrued interest into 850,000 shares of common stock at a conversion price of $1.06 per share.

During 2019, the Company converted $3,000,000 of related party loans into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

COMO AUDIO, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

During 2019 and 2020, the Company conducted an offering of its preferred stock pursuant to a Regulation Crowdfunding offering at a price per share of $2.50. In 2019, the Company issued 99,899 shares of preferred stock under this offering, providing gross proceeds of $249,748. In 2020, the Company issued 8,542 shares of preferred stock under this offering, providing gross proceeds of $21,355.

During 2020, the Company conducted an offering pursuant to a Regulation Crowdfunding of its common stock at a price per share of $1.25 (weighted average of $1.10 per share after bonus shares). The Company issued 159,598 shares of common stock under this offering, providing gross proceeds of $174,782.

NOTE 6: DUE TO RELATED PARTY

The Company's CEO has advanced funds to the Company to satisfy cash flow needs. These advances do not bear interest. The amounts advanced to the Company from the CEO during the years ended December 31, 2020 and 2019 were $0 and $370,512, respectively. Prior to May 2020, these loans bore no interest and were considered payable on demand. Beginning May 2020, these loans bear interest at 5% per annum and are considered payable on demand.

In 2019, the Company converted $3,000,000 of these liabilities into 3,750,000 shares of common stock at a conversion price of $0.80 per share.

The amounts due from the Company to the CEO as of December 31, 2020 and 2019 was $1,552,329. Interest expense of $49,760 was recorded for the year ended December 31, 2020, all of which was unpaid and accrued as of December 31, 2020.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

SBA Loan Modification

During August 2021, the SBA loan agreement was increased to $200,000 with required monthly principal and interest payments of $990.

Regulation CF Stock Offering

During 2021, the Company issued an additional 60,524 shares of common stock for gross proceeds of $67,450.

PPP Loan Forgiveness

The $56,973 balance due on the Company's PPP loan, as discussed in Note 4, was forgiven in 2021.

Management's Evaluation

Management has evaluated subsequent events through December 3, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Thomas DeVesto, Principal Executive Officer of Como Audio, Inc, hereby certify that the financial statements of Como Audio, Inc included in this Report are true and complete in all material respects.

Thomas DeVesto

Principal Executive Officer